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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 30, 2026

Dear Sir/ Madam,

Sub: Outcome of Board meeting

This is to inform you that, the Board, at their meeting held on April 30, 2026 transacted the following items of business:

1. Appointment of Nitin Paranjpe as Vice Chairman of the Company:

   Based on the recommendation of the Nomination and Remuneration Committee, the Board approved the appointment of Nitin Paranjpe as Vice Chairman of the Board with immediate effect. The press release in this regard is enclosed herewith.

2. Re-classification of Mr. Shreyas Shibulal and Ms. Bhairavi Madhusudhan Shibulal from 'Promoter and Promoter Group' to 'public' category:

   The Board took note that the Company is in receipt of a joint request dated April 30, 2026 from Mr. Shreyas Shibulal and Ms. Bhairavi Madhusudhan Shibulal, seeking reclassification from the 'Promoter and Promoter Group' category to the 'Public' category, in accordance with Regulation 31A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (**"LODR Regulations"**).

   The Board approved the request for reclassification, subject to compliance with the requirements under Regulation 31A of the LODR Regulations, including obtaining approval from the shareholders as may be required. The Disclosure as required under Regulation 31A read with Regulation 30 of the LODR Regulations is enclosed as ***Annexure- 1***.

3. Allotment of Equity Shares:

   The Board approved the allotment of 35,384 equity shares of face value of ₹ 5 each, pursuant to the exercise of Restricted Stock Units by eligible employees under the 2015 Incentive Compensation Plan;

   Consequently, effective from April 30, 2026, the issued and subscribed share capital of the Company stands increased to ₹ 20,27,82,93,815/- divided into 4,05,56,58,763 equity shares of face value of ₹ 5/- each.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

The Board meeting commenced at 6.00 p.m. IST and concluded at 6.45 p.m. IST.

The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: [illegible]

A.G.S. Manikantha
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Bengaluru, India – April 30, 2026: Infosys (NSE, BSE, NYSE: INFY), a global leader in AI-first business consulting and technology services, today announced that the Board of Directors has approved the appointment of Nitin Paranjpe as non-executive-Vice Chairman of the Board with immediate effect.

The appointment recognizes Nitin's contribution to the Board. He brings extensive experience including as non-executive Chairman of Hindustan Unilever Ltd and non-executive Vice Chairman of Heineken NV. As the Vice Chairman, he will support the Chairman in guiding the Board and strategic agenda.

"We are delighted to have Nitin in this position," said **Nandan Nilekani, Chairman of the Board, Infosys**. "His expertise has already made a significant impact on the Board, and we look forward to his continued leadership in this expanded role. I will continue as the Chairman of the Board as long as necessary and there is no plan for a chairman transition."

About Infosys

Infosys is a global leader in AI-first business consulting and technology services. Over 325,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. As navigators of enterprise transformation, we enable businesses in 63 countries to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, we accelerate business transformation through our AI-first value framework, deep domain expertise, and our unique ability to orchestrate innovations from our AI-native partner ecosystem. Infosys is counted among the world's Top 100 brands committed to being a well-governed, environmentally sustainable partner for our clients where deep talent expertise, in an inclusive workplace, help them navigate their next.


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Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence ("AI"), generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, and cybersecurity matters. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings

including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact: PR_Global@Infosys.com

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Annexure-1

Disclosure under Regulation 31A read with Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in relation to re-classification request received from certain members of the promoter and promoter group.

The Company is in receipt of a joint request dated April 30, 2026 (received at 6:49 AM) from Mr. Shreyas Shibulal and Ms. Bhairavi Madhusudhan Shibulal (collectively, the "**Applicants**"), seeking reclassification from the 'Promoter and Promoter Group' category to the 'Public' category (referred as, "**Request Letter**"), in accordance with Regulation 31A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("**LODR Regulations**").

The Applicants have stated in the Request Letter that their classification as promoter and promoter group is solely because of their relationship with Mr. S. D. Shibulal (Mr. Shreyas Shibulal being his son and Ms. Bhairavi Madhusudhan Shibulal being his daughter-in-law). Mr. S. D. Shibulal was one of the co-founders of the Company, however, since 2014, he has ceased to be involved in the Company. The Applicants have further stated that neither of them have worked with the Company in any capacity, nor have they been involved in the business, management, or decision-making in relation to the Company. The Applicants have never held any position of KMP or director in the Company, and do not have any right either to appoint any director of the Company or any ability to control the management or policy decisions of the Company in any manner whatsoever. Further, the Applicants have confirmed that they only receive information about the Company as ordinary public shareholders of the Company, and their classification as promoter and promoter group is solely because of their relationship with Mr. S. D. Shibulal (being his son and daughter-in-law). The Applicants have further confirmed by way of an undertaking that they satisfy, and shall continue to satisfy, all the conditions prescribed under Regulation 31A(3)(b) of the LODR Regulations. A copy of the Request Letter received from the Applicants is enclosed herewith as **Exhibit I**.

Upon receipt of such request, the Board of Directors of the Company, at its meeting held on April 30, 2026, considered the Request Letter of the Applicants. The Board noted that the Applicants have been historically classified as part of the promoter group on account of Mr. Shreyas Shibulal being the son of Mr. S. D. Shibulal, one of the co-founders of the Company, at a time when Mr. S. D. Shibulal was actively involved in the business and management of the Company. It was further observed that it has been around 12 years since Mr. S. D. Shibulal ceased to be actively associated with the Company. The Board also noted that the Applicants are settled outside India and engaged in their respective independent professions and businesses. Further, the Applicants are neither connected, directly or indirectly, with the operations or decision-making of the Company, nor do they exercise any influence over the decisions of the Company. The Applicants do not have any representative on the Board of Directors of the Company or act as KMP of the Company. It was also noted that the Applicants together held ~ 0.56% of the equity share capital of the Company as on April 30, 2026 (i.e. less than 1% of the total paid-up equity share capital).

In light of the above, the Board was of the view that the Applicants satisfy the conditions set out under Regulation 31A(3)(b) of the LODR Regulations and are accordingly eligible for reclassification from the 'Promoter and Promoter Group' category to the 'Public' category.

The Board further stated that the reclassification of the Applicants will not have any impact on the operations of the Company, or on the Board/ Management/ Shareholders of the Company. Accordingly, the Board approved the Applicants' request for reclassification, subject to compliance with the requirements under Regulation 31A of the LODR Regulations, including obtaining approval from the shareholders as may be required.

30th April 2026

From:

Shreyas Shibulal and Bhairavi Madhusudhan Shibulal

[redacted]

To:

The Board of Directors

Infosys Limited

No. 44, Hosur Road, Electronics City,

Bengaluru, Karnataka 560100

Dear Sirs,

Subject: Application for reclassification from 'Promoter / Promoter Group' category to 'Public' category in accordance with Regulation 31A of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "SEBI LODR Regulations")

We, Shreyas Shibulal and Bhairavi Madhusudhan Shibulal, presently classified as Promoter and member of the Promoter Group respectively of Infosys Limited (**"Company"**), hereby make this application for reclassification of our status to "Public shareholder" in terms of Regulation 31A of the SEBI LODR Regulations.

Background and rationale for reclassification:

1. Mr. S. D. Shibulal was one of the founders of the Company and was involved in the management and day-to-day operations of the Company from 1981 to 2014. During his last tenure with the Company, he served as Chief Executive Officer and Managing Director from 2011 to 2014. Mr. S. D. Shibulal is also classified as a promoter of the Company.

2. Mr. S. D. Shibulal's family comprises his wife, Mrs. Kumari Shibulal, his daughter, Ms. Shruti Shibulal, and his son, Mr. Shreyas Shibulal. Ms. Shruti Shibulal is married to Mr. Gaurav Manchanda, and they have two children, Ms. Nikita Shibulal Manchanda and Mast. Milan Shibulal Manchanda (both of whom are minors). Mr. Shreyas Shibulal is married to Mrs. Bhairavi Madhusudhan Shibulal. All these individuals are collectively referred to as the "**Shibulal Family**".

3. The entire Shibulal Family is classified as promoter(s) or promoter group by virtue of their relationship with Mr. S. D. Shibulal. As on 31st March 2026, the shareholding and classification status of the Shibulal Family in the Company are as follows:

Sr. No.	Name	Number of shares	Percentage to equity share capital	Promoter / Promoter Group
1.	Mr. S. D. Shibulal	52,08,673	0.13	Promoter
2.	Mrs. Kumari Shibulal	49,45,935	0.12	Promoter
3.	Mr. Shreyas Shibulal	1,79,37,000	0.44	Promoter
4.	Mrs. Bhairavi Madhusudhan Shibulal	48,85,500	0.12	Promoter group
5.	Ms. Shruti Shibulal	87,05,651	0.21	Promoter
6.	Mr. Gaurav Manchanda	57,73,233	0.14	Promoter group
7.	Ms. Nikita Shibulal Manchanda	61,06,302	0.15	Promoter group
8.	Master Milan Shibulal Manchanda	61,06,302	0.15	Promoter group
	Total		**1.46**	

4. Mr. S. D. Shibulal stepped down from his executive role and ceased to be involved in the management and day-to-day operations of the Company following his resignation as CEO and MD in July 2014. He has not been on the board of or held any key managerial personnel ("KMP") position in, the Company for more than 10 (ten) years.

5. We, Mr. Shreyas Shibulal and Mrs. Bhairavi Madhusudhan Shibulal, have neither worked with the Company in any capacity, nor have we been involved in the business, management, or decision-making in relation to the Company. We have never held any position of KMP or director in the Company. We have never been involved in the management or day-to-day affairs of the Company and do not have any right either to appoint any director of the Company or any ability to control the management or policy decisions of the Company in any manner whatsoever. Moreover, we are not privy to any "unpublished price sensitive information" (as defined under the SEBI (Prohibition of Insider Trading) Regulations, 2015) in relation to the Company and we only receive information as ordinary public shareholders of the Company. We have been classified as promoter and promoter group respectively, solely because of our immediate relationship with Mr. S. D. Shibulal (being the son and daughter-in-law of Mr. S. D. Shibulal, respectively).

6. Mrs. Kumari Shibulal, Ms. Shruti Shibulal, Mr. Gaurav Manchanda, Ms. Nikita Shibulal Manchanda and Master Milan Shibulal Manchanda have neither held any position as KMP or director, nor have they been involved in any manner with the management, business, or decision-making of the Company.

7. The Shibulal Family does not exercise control directly or indirectly in any manner over the affairs of the Company nor are they privy to any formal or informal arrangement granting any special rights with respect to the Company.

8. Our classification as promoter / promoter group of the Company results in any body corporate in which we (or our immediate relatives) own more than 20% (twenty per cent) of the equity share capital being classified as part of the promoter group. Reclassification will accordingly provide greater flexibility to manage the shareholding (both in the Company and other entities) in the ordinary course and will align our position with that of other public shareholders, reflecting the true nature of our relationship with the Company, i.e., as ordinary public shareholders. In parallel, the change supports our preference for enhanced privacy with respect to personal and strategic affairs, which is better assured in a non-promoter capacity. Given the passage of substantial time (more than 10 (ten) years) since Mr. S. D. Shibulal was involved in the management and operations of the Company, we now consider it appropriate to apply for reclassification. This step of reclassification does not affect the Company's operations, governance, or commitments to its stakeholders, which remain under the stewardship of its current management and board, and which will not be impacted in any way by our reclassification as non-promoters.

9. In light of the above background, we are writing this letter to inform the Company of our intention to be reclassified from the 'Promoter / Promoter Group' category to the 'Public' category in accordance with Regulation 31A of the SEBI LODR Regulations.

Undertaking:

10. In terms of Regulation 31A(3)(b) of the SEBI LODR Regulations, we hereby confirm that we and the persons related to us:

    a. do not together hold more than 10% (ten per cent) of the total voting rights in the Company;

    b. do not exercise control over the affairs of the Company, directly or indirectly;

    c. do not have any special rights with respect to the Company through formal or informal arrangements, including through any shareholders' agreements;

    d. do not have any representation on the board of directors (including through having a nominee director) of the Company;

    e. do not act as a key managerial person in the Company;

    f. are not classified as 'wilful defaulters' as per the Reserve Bank of India guidelines;

    g. have not been categorised as fugitive economic offenders.

11. There is no pending regulatory action against us.

12. Further, we also confirm that we shall:

    a. at all times from the date of re-classification as public, continue to comply with the conditions specified in sub-clauses (i), (ii) and (iii) of clause (b) of Regulation 31A(3) of the SEBI LODR Regulations at all times from the date of such re-classification, failing which, we shall automatically be reclassified as promoter/person belonging to the promoter group

of the Company;

b. comply with the conditions mentioned in sub-clauses (iv) and (v) of clause (b) of Regulation 31A(3) of the SEBI LODR Regulations for a period of not less than 3 (three) years from the date of our reclassification as public shareholders, failing which, we shall be automatically reclassified as promoter / person belonging to the promoter group of the Company.

Declarations:

13. Declaration on the inter-se relationship of promoters seeking reclassification as per Reg 2(1)(pp) of SEBI (ICDR), 2018

We, Mr. Shreyas Shibulal and Mrs. Bhairavi Madhusudhan Shibulal, are husband and wife.

14. Declaration on the relationship of the outgoing promoter with the Board of directors, remining promoters of the Company, as per Reg 2(1) (pp) of SEBI (ICDR), 2018

Our relationship with the Shibulal Family (which forms part of the "Promoter / Promoter Group") has been set out in paragraph (2) above. We are not related to any of the members of the board of directors of the Company in terms of Regulation 2(1)(pp) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018. Save and except for the members of the Shibulal Family, none of the remaining promoters and promoter group of the Company is related to us within the meaning of Regulation 2(1)(pp) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018.

Request for re-classification:

15. In light of the foregoing, we request the Board of Directors of the Company to consider and approve our request for reclassification from the 'Promoter / Promoter Group' category to the 'Public' category, place the same before the members of the Company, and take the necessary steps for reclassification, including by making the requisite application(s) to the stock exchanges where the shares of the Company are listed, in accordance with Regulation 31A of the SEBI LODR Regulations.

16. Should any information be required by the Company or SEBI or the stock exchanges in connection with this application, we will be pleased to provide the requisite documents / information to the Company in this regard.

Thank you,

Yours faithfully,

[redacted]

SHREYAS SHIBULAL **BHAIRAVI MADHUSUDHAN SHIBULAL**